VIA EDGAR

June 9, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Susan Block

Re:	Pony Group Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed May 18, 2020

File No. 333-234358

Dear Ms. Block:

On behalf of Pony Group Inc. (the “Company”), we hereby transmit the Company’s response to the comment received verbally from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on or about June 1, 2020, regarding the Amendment No. 5 to Registration Statement on Form S-1 submitted to the Commission on May 18, 2020. Disclosure changes made in response to the Staff’s comments have been made in an amended Registration Statement (the “Amended Registration Statement”), which has been submitted to the Commission on June 9, 2020.

For the Staff’s convenience, we have summarized below the Staff’s verbal comments in bold, and have followed each comment with the Company’s response.

Amendment No. 5 to Registration Statement on Form S-1 filed May 18, 2020

Risk Factors

1.	Please add a risk factor with respect to the new Hong Kong national security law enacted by China.

In response to this comment, the Company has revised its disclosure on page 19 of the Amended Registration Statement.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel, Richard I. Anslow of Ellenoff Grossman & Schole LLP, at rasnlow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Wenxian Fan
Wenxian Fan

cc:	Richard I. Anslow

Ellenoff Grossman & Schole LLP